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                                                Filed pursuant to Rule 424(b)(3)
                                                Registration Number 333-18257

                               January 14, 1997


Dear Member/Shareholder:

As you were informed by letter on December 20, 1996, 250 AWG members requested a special Shareholder meeting to reconsider the merger and initial public offering proposal presented at the November 3, 1996 shareholder meeting.

A special Shareholder meeting has been scheduled for January 25, 1997 at 2:00 p.m. at the Kansas City Mariott-Downtown, 200 W. 12th, Kansas City, Missouri 64105.

Your Board of Directors and Management encourage each Shareholder to return your proxy as soon as possible and would like to have 100% of our Shareholder vote on this important issue.

Prior to the November 3rd vote and at the request of the Board of Directors, Management's role was educational and informational. As a result, meetings were held with Shareholders and employees. At the December 3rd Board meeting, your Board of Directors passed a resolution directing management, among other things, to solicit proxies in favor of the merger and IPO proposal. The resolution specifically states:

     "In the event that shareholders request a special meeting to consider the merger proposal, the AWG Board directs Management to clarify any misinformation or confusion among the AWG shareholders with respect to AWG's plans after the IPO and to solicit proxies in favor of the merger/IPO proposal."

Management and the majority of your Board of Directors feel strongly that AWG's conversion to a public company is in the long-term best interest of the Company, its Shareholders and its Customers.

As you are aware, active campaigning has occurred on both sides of the issue and in some cases has led to inaccurate conclusions on the part of some Retailers. In the interest of clearing up any misunderstanding with regard to the effect the proposed merger and IPO would have on AWG, attached are Management's answers to commonly raised issues. Please read the enclosed carefully. If you have any further questions, please call me at (913) 288-1513, Doug Carolan at (913) 288-1512, Gary Phillips at (913) 288-1580, Tom Williams at (913) 288-1227 or your division General Manager.

Please note that the 250 Shareholders that requested the special meeting represent more than enough votes for the proposal to be approved if they vote in favor of the proposal. We urge each of you to vote "yes" in order to send a positive message to investors in the IPO.

                                      Sincerely,

                                      ASSOCIATED WHOLESALE GROCERS, INC.

                                      /s/ Mike DeFabis

                                      Mike DeFabis
                                      President and CEO
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                              MANAGEMENT'S ANSWERS
                    TO THE MOST FREQUENTLY RAISED CONCERNS
                    ABOUT AWG AFTER THE PROPOSED MERGER AND
                            INITIAL PUBLIC OFFERING

                                   . . . . .


"IT WILL NOT BE FINANCIALLY WORTHWHILE FOR AWG TO CONTINUE TO SUPPLY SMALLER RETAILERS."

     All Retailers are valuable to AWG's current and future business. It is the combination of large and small retail outlets that creates long-term value. In 1996 alone 26 new Retailers were added to AWG with average weekly retail sales of less than $50,000.

"THE COST OF GOODS WILL GO UP."

     The most attractive qualities of AWG are AWG's commitment to customer service and AWG's efforts to provide its Retailers with the lowest cost of goods. This formula is what attracts new Retailers and has kept Retailers with AWG for years. AWG has no intentions to raise the cost of goods as a result of the proposed merger and initial public offering (Proposal).

"SMALLER RETAILERS WILL HAVE A DIFFERENT COST STRUCTURE."

     There is no reason to change AWG's current pricing policy which has been in place for many years.

"IF AWG GOES PUBLIC, THEY WILL BECOME JUST LIKE FLEMING."

     AWG's operating philosophy will not change because we convert to a public
company.   AWG will continue to place the interests of its Retailers first and foremost. This is the philosophy that has proved successful for 71 years. We have no intention to change our winning formula!
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"AWG WILL REQUIRE SUPPLY AGREEMENTS TO BE SIGNED BY ALL RETAILERS."

     AWG currently does not require "supply agreements" with Retailers unless AWG is involved in financing, store leases or has previously entered into a long-term supply agreement. The company has no intention of changing this practice. Existing supply agreements will continue in effect. AWG will continue to strive to provide the lowest cost of goods in comparison to our competitors.

"AWG WILL LIKELY CHANGE THE DELIVERY AND FEE SCHEDULE IT NOW OFFERS."

     The Proposal will have no effect on our delivery or fee schedules.

"AWG WILL ELIMINATE SEVERAL OF THE PROMOTIONAL PROGRAMS THAT ARE CURRENTLY IN PLACE."

     AWG's promotional programs are what drive retail sales. It is more likely that new promotional vehicles will be added since such programs provide Retailers a more advantageous buying opportunity.

"NEW CREDIT TERMS WILL RESULT FROM GOING PUBLIC."

     AWG's credit policies have remained consistent and have contributed to AWG's success. The credit policies and philosophies which currently exist will exist after the conversion and IPO. AWG required and will continue to require appropriate collateral in connection with the Retailer's obligations to AWG.

"SENIOR MANAGEMENT WILL RECEIVE A LARGE AMOUNT OF FREE STOCK AS PART OF THE PROPOSAL."

     AWG Management will not receive any free stock as part of the Proposal.
                         ---

"RETAILERS WILL LOSE PART OF THEIR 1997 REBATE IF THE PROPOSAL OCCURS MIDYEAR."

     Rebates, such as purchases and credits, will continue up to the last day that AWG operates as a cooperative wholesaler. Retailers will receive all rebate money earned up to that date. Patronage rebates will be calculated for the 1997 short year on the same basis as in the past, however, 100% of the rebates

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associated with the short year will be paid in cash.

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"INCOME TAXES WILL HAVE TO BE PAID ON PAST CERTIFICATES THAT ARE REDEEMED."

     Income taxes were due in the tax year the certificates were issued to Retailers and there will be no further income tax due on such certificates.

"RETAILERS WILL NOT BE ABLE TO SELL THEIR STORES FOR AT LEAST TWO YEARS."

     Retailers can sell their stores whenever they wish. The two-year stock restriction relates only to the Retailer's ability to sell its AWG stock. Should a Retailer decide to sell a store, the AWG stock, at the Retailer's option, could be sold as part of the transfer of all of the Retailer's grocery assets.

"TWO YEARS AFTER THE IPO, THERE IS A POSSIBILITY THAT MANY RETAILERS MAY SELL STOCK --- DRIVING DOWN THE STOCK PRICE."

     As with any publicly-traded stock, an owner would want to sell stock at the most advantageous time. In addition, as is often the case when there is a large amount of trading activity, there may be just as many investors who would want to purchase AWG stock in two years.

"AT THE END OF THE TWO-YEAR STOCK RESTRICTION, SOME RETAILERS WILL QUIT THE GROCERY BUSINESS, RESULTING IN LOSS OF VOLUME TO AWG."

     The IPO will unlock substantial value to current AWG shareholders. Some Retailers may determine to sell their stores. Others will be able to transfer ownership to other family members. Retailers desiring to grow will have greater access to acquisition capabilities and increased opportunities due to the Retailer's enhanced equity. AWG's history is that we typically have a ready buyer for viable store locations and AWG would expect to continue to supply those stores regardless of the new owner.

"THE PRICE OF THE STOCK WILL DROP AFTER THE COMPANY GOES PUBLIC."

     While there is always the possibility that there might be a dip in the price of AWG stock, there is an equal possibility that the stock could increase. If the underwriters have done their homework, the initial offering of AWG stock will accurately reflect the worth of the company. The Company believes that the same operating philosophy that created historic patronage rebate levels will be

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translated into earnings per share and will be reflected in the future value of the stock.

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"IF AWG GOES PUBLIC, THERE IS A POSSIBILITY THAT THE COMPANY WOULD BE ACQUIRED
THROUGH A HOSTILE TAKEOVER."

     To prevent a hostile takeover, special provisions, similar to what many public companies have used, have been put in place that would make a hostile takeover extremely remote. In any event, a company cannot be sold without shareholder approval.

"THE MAIN REASON FOR THE PROPOSAL IS TO PURCHASE ANOTHER WHOLESALER."

     The primary reasons for the Proposal are to unlock the Retailer's equity and to provide funds to redeem outstanding patronage certificates and to finance current expansion efforts. AWG is not actively involved in purchasing another wholesaler. However, we are always searching for opportunities to improve our competitive wholesaling advantage, as well as to expand the ownership base for our Retailers, and the funds from the IPO may be used for this purpose.

"MANAGEMENT WILL NOT BE ABLE TO TAKE AN ACTIVE ROLE IN PROMOTING THE IPO."

     Prior to the initial vote on November 3, 1996, the role of management, as directed by the Board of Directors, was to inform and educate the Shareholders with regard to the Proposal. In the current effort to finalize the Proposal, the Board of Directors has directed management to now take an active role to support the Proposal.

"THE STOCK WILL NOT BE VALUED AS HIGH IF IT APPEARS THAT A LARGE PART OF THE MEMBERSHIP IS AGAINST THE IPO."

     When going public, it is obviously better to do so with overwhelming agreement among Retailers. Most decisions to go public include healthy debate on both sides of the decision, and AWG's decision is no different. In the state of Missouri, where AWG is chartered, it requires at least two-thirds of the voting Retailers to be in favor of the Proposal.

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"THERE ARE BETTER WAYS FOR AWG TO RAISE CAPITAL THAN GOING PUBLIC."

     There is no better way for AWG to both raise the capital it desires and unlock Retailers' equity at the same time. The current investment marketplace supports a public offering because of the speed that capital can be raised, the amount that can be raised, and the value that can be achieved for our Retailers' equity.

"THE NEW BOARD OF DIRECTORS WILL BE MADE UP OF OUTSIDERS WHO DON'T KNOW THE GROCERY BUSINESS AND WHO WILL LOOK ONLY AT SHORT-TERM RESULTS."

     There will be two different boards if AWG becomes a public company. The day to day operation of AWG will remain the responsibility of our current management team.

     The current AWG Board of Directors will stay in place as a retail Customer Board. They will be asked to review policies and procedures, and to make recommendations to management about AWG programs.

     The second board will be the Board of Directors of AWG Group and will consist of nine persons, including three current AWG board members, two members of management, and four non-affiliated individuals. Three of the four non-affiliated individuals have been identified: James Ukrop, a retail supermarket operator; Charles O'Reilly, an automotive parts retailer and wholesaler; and Tom Sarowski, Dean of Business School at the University of Kansas.

     With the majority of the board being either current management, Retailers, or other retailers/wholesalers, the focus will remain like today . . . Retailer-focused and committed to striving for the lowest cost of goods.

"WILL AWG BREACH ITS CONTRACTUAL OBLIGATIONS TO RETAILERS AS A RESULT OF THE PROPOSAL BEING FINALIZED AND BE SUBJECT TO A LAWSUIT WITH RESPECT TO SUCH A BREACH?"

     It is often the case that lawsuits are threatened to inflate the fears of those facing change. After the Proposal is finalized, AWG will continue to meet all of its contractual obligations to each and every Retailer. The Company believes that no default will occur with respect to contractual obligations to Retailers as a result of

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the proposed merger and IPO.

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